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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-32490
CUSIP NUMBER 448954206

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hyperdynamics Corporation
Full Name of Registrant

Former Name if Applicable

12012 Wickchester Lane, Suite 475
Address of Principal Executive Office (Street and Number)

Houston, TX 77079
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (the “Report”) by the prescribed date of September 28, 2017, without unreasonable effort or expense, because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifteenth (15th) calendar day following the prescribed due date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jason D. Davis	713	353-9400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of Operations

Based on the factors discussed below, the net loss attributable to common shareholders for the year ended June 30, 2017, decreased by $8.1 million, to a net loss of $14.7 million or $(0.68) per basic and diluted share in 2017 from a net loss of $22.8 million, or $(1.09) per basic and diluted share in 2016.

Comparison for Fiscal Years 2017 and 2016

Revenues.  There were no revenues for the years ended June 30, 2017 and 2016.

Depreciation.  Depreciation decreased 56% or $61,000 from fiscal 2016 to fiscal 2017. Depreciation expense was $48,000 and $109,000 in the years ended June 30, 2017 and 2016, respectively. The decrease is primarily attributed to no asset additions in the current year and a portion of assets used in the prior year being fully depreciated in the current year.

General, Administrative and Other Operating Expenses. Our general, administrative and other operating expenses were $13.6 million and $8.4 million for the years ended June 30, 2017 and 2016, respectively. This represents an increase of 63% or $5.2 million from fiscal 2016 to fiscal 2017. The $5.2 million increase in expense was attributable mainly to an increase in contractor expense by $4.2 million due to operations in Guinea.  Also contributing to the increased expense were increased salary expense by $0.6 million due to increased staff at the corporate office as well as increased expense for travel and other employee expenses by $0.5 million.

Full-Cost ceiling test write-down.  During fiscal year ended June 30, 2017, we had a full-cost ceiling test write-down of $5.2 million.  During fiscal year ended June 30, 2016, we fully impaired our unproved oil and gas properties, which totaled $14.3 million.

Loss from Continuing Operations.  Primarily as a result of the increase in general and administrative expenses of $5.2 million, offset by the decrease in the full-cost ceiling test write-down of $9.1 million, our loss from operations decreased by $3.9 million from $22.8 million for the year ended June 30, 2016 to $18.9 million for the year ended June 30, 2017.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

Hyperdynamics Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 28, 2017	By	/s/ Ray Leonard
Ray Leonard
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).